UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58852/October 24, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13206

In the Matter of :	
:	
Q-ENTERTAINMENT, INC., :	
(f/k/a Q-ZAR, INC.), :	ORDER MAKING FINDINGS AND
Q-SEVEN SYSTEMS, INC., :	REVOKING THE REGISTRATION
QUALTON, INC., and :	OF SECURITIES BY DEFAULT
QUIKBIZ INTERNET GROUP, INC. :	

　　　　The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 17, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Service of the OIP was accomplished on all Respondents by September 29, 2008. Respondents were required to file an Answer within ten days of when they were served with the OIP. See 17 C.F.R. § 201.220(b); OIP at 3. No Respondent filed an Answer and no Respondent participated in the telephonic prehearing conference on October 23, 2008. Accordingly, I find that Respondents are in default and that the allegations in the OIP are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

　　　　Q-Entertainment, Inc. (f/k/a Q-Zar, Inc.) (CIK No. 1004545), is a New Brunswick, Canada, corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1996. On December 5, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, the petition was converted to Chapter 7 on December 3, 1997, and the case is pending.

　　　　Q-Seven Systems, Inc. (CIK No. 1033504), is an expired Utah corporation located in Monheim, Germany, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $161,168 for the prior nine months.

Qualton, Inc. (CIK No. 887310), is a void Delaware corporation located in Mexico City, Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $7,144 for the prior three months.

QuikBIZ Internet Group, Inc. (CIK No. 925376), is a revoked Nevada corporation located in Ft. Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $1,951,740 for the prior nine months.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act Rules. By the actions described above, Q-Entertainment, Inc. (f/k/a Q-Zar, Inc.), Q-Seven Systems, Inc., Qualton, Inc., and QuikBIZ Internet Group, Inc., have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16 that require an issuer with securities registered pursuant to Section 12(g) to file annual reports and domestic or certain foreign private issuers to file quarterly reports with the Commission.

Order

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of registered securities of Q-Entertainment, Inc. (f/k/a Q-Zar, Inc.), Q-Seven Systems, Inc., Qualton, Inc., and QuikBIZ Internet Group, Inc. is REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge